May 1, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

       Re: Kepler Group Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 17, 2025
           CIK No. 0002000208
Dear Kwok Yu Hin:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
General

1. We note your response to prior comment 1 and your disclosure that the value-added services do not generate any direct revenue. Please further describe how the provision of these value-added services affects your business or results of operations, if at all.
       For example, describe if there are any forms of indirect revenue resulting from these value-added services.
 May 1, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Commission and Other Payables, page 60

2. See prior comment 4. Noting your response to our comment letter, please revise your filing to provide similar discussion to that included in your response indicating, if true, that you do not intend to extend your money advances from third parties beyond their respective maturity dates.
       Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Edgar Siu, Esq.